Exhibit (a)(1)(ii)
Offer to Purchase

A&Q EQUITY OPPORTUNITY FUND LLC
677 WASHINGTON BOULEVARD
 STAMFORD, CONNECTICUT 06901
OFFER TO PURCHASE UP TO 100% OF THE OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
 DATED DECEMBER 1, 2015
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON TUESDAY, DECEMBER 29, 2015, AT 12:00 MIDNIGHT, NEW YORK TIME,
 UNLESS THE OFFER IS EXTENDED
No action is required if you do not wish to sell any of your limited liability company interests. This is simply notification of the Fund's tender offer.

To the Investors of A&Q Equity Opportunity Fund LLC:
A&Q Equity Opportunity Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to 100% of its issued and outstanding Interests pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2015. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.)
As you are aware, the Fund generally conducts tender offers on a semi-annual basis to provide liquidity to investors. Under normal circumstances, the Fund generally offers to repurchase approximately 20% to 30% of the Fund's issued and outstanding Interests. This period, however, the Fund is offering to purchase up to 100% of its issued and outstanding Interests in anticipation of the reorganization of the Fund with and into A&Q Masters Fund (the "Reorganization"), as described in the cover letter to this Offer to Purchase and in Section 8 hereof. The Offer affords investors who do not wish to become shareholders of A&Q Masters Fund, or who otherwise currently desire liquidity, the opportunity, prior to the consummation of the Reorganization, to tender their entire Interest to the Fund for repurchase. Investors who do not tender their entire Interest will become shareholders of A&Q Masters Fund upon the consummation of the Reorganization.
This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's First Amended and Restated Limited Liability Company Agreement, dated as of May 1, 2014, as amended October 26, 2015 (the "LLC Agreement").
Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2015 (the most recent date as of which net asset value is available) and December 31, 2015, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Tendering investors should also note that although the tender offer expires on December 29, 2015, they remain investors in the Fund until December 31, 2015, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact their Financial Advisor.
Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.
IMPORTANT
Neither the Fund, nor UBS Hedge Fund Solutions LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.
Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY").
A&Q Equity Opportunity Fund LLC
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	9
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	11
8.	Certain Information About the Fund	12
9.	Certain Federal Income Tax Consequences	14
10.	Disclosure Provisions	16
11.	Miscellaneous	16

Summary Term Sheet
•
As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until the end of the day on December 29, 2015, at 12:00 midnight, New York time. Estimated net asset value will be calculated for this purpose on December 31, 2015 (the "Valuation Date"). To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2015, which we expect will be completed in February 2016.

•
The Fund is offering to purchase up to 100% of its issued and outstanding Interests in anticipation of the Reorganization, thereby affording investors who do not wish to become shareholders of A&Q Masters Fund, or who otherwise currently desire liquidity, the opportunity, prior to the consummation of the Reorganization, to tender their entire Interest to the Fund for repurchase. Investors who do not tender their entire Interest will become shareholders of A&Q Masters Fund upon the consummation of the Reorganization.

•	You may tender your entire Interest or a portion of your Interest.
•
If you tender your entire Interest, you will receive payment within approximately seven business days after December 29, 2015, consisting of two promissory notes that will be held for you by BNY. The first promissory note will provide for payment to you of an amount equal to 95% of the unaudited net asset value of your Interest determined as of the Valuation Date. Payment of the first promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date. You will also receive a promissory note providing for a contingent payment equal to approximately 5% of the value of your Interest that will be paid to you after completion of the Fund's audit for calendar year 2015, which we expect will be completed in February 2016.

•
If you tender part of your Interest, leaving a remaining capital account balance of at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's confidential memorandum), you will receive payment within approximately seven business days after December 29, 2015, consisting of a promissory note that will be held for you by BNY. It is expected that this promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of the tendered portion of your Interest determined as of the Valuation Date. Payment of this promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.

•
The Fund has retained the option to hold back up to 5% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note providing for a contingent payment after completion of the Fund's audit for calendar year 2015. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that this option will be exercised by the Fund.

•
Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until the end of the day on December 29, 2015, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.

•
The Adviser is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

•
If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on December 29, 2015, at 12:00 midnight. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between October 31, 2015 and December 31, 2015, when the estimated value of your Interests will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact your Financial Advisor.
•
Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before the end of the day on December 29, 2015, at 12:00 midnight. Also realize that although the tender offer expires on December 29, 2015, tendering investors remain investors in the Fund until December 31, 2015, when the estimated net asset value of their Interests is calculated.

•
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY. To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor. If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.     Background and Purpose of the Offer. The Offer serves two purposes. The first purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated October 2001 (as supplemented, the "Confidential Memorandum") and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors at least twice each year. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.
The second purpose of the Offer is to afford investors who do not wish to become shareholders of A&Q Masters Fund the opportunity, prior to the consummation of the Reorganization, to tender their entire Interest to the Fund for repurchase. Investors who do not tender their entire Interest will become shareholders of A&Q Masters Fund upon the consummation of the Reorganization.
The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and, consequently, the value of the assets that will be transferred to A&Q Masters Fund in the Reorganization. Interests that are tendered to the Fund in connection with this Offer will be retired.
2.     Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 100% of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on December 29, 2015, at 12:00 midnight, New York time (such date and time being hereinafter called the "Expiration Date"). The Fund is offering to purchase 100% of its issued and outstanding Interests in anticipation of the Reorganization, as described in the cover letter to this Offer to Purchase and in Section 8 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. The Fund also reserves the right to extend, amend or cancel the Offer as described in Section 7 below.
As of October 31, 2015, there was approximately $54.5 million outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting their Financial Advisor. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2015 and December 31, 2015, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.
3.     Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, if an investor wishes to tender for repurchase only a portion of such investor's Interest, the investor's remaining capital account balance (i.e., the investor's capital account balance determined as of October 31, 2015, less the dollar amount of the investor's partial tender and less the amount of the incentive allocation, if any, that is debited from the capital account of the investor and credited to the capital account of the Adviser on the Valuation Date (the "Incentive Allocation")) must be equal to at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's Confidential Memorandum). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between October 31, 2015 and December 31, 2015, your remaining capital account balance as of December 31, 2015, net of the amount of any partial tender you have made and any Incentive Allocation debited from your capital account, is below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.
The Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. Based on the October 31, 2015 estimated net asset value of the Fund, the Adviser beneficially owns approximately $72,296 in Interests, and has advised the Fund of its intention to tender the full amount of its Interests in the Offer.
4.     Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BNY, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.
Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY at the address and phone number set forth on page 2. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of BNY to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
5.     Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received by BNY at the address or fax numbers set forth on page 2. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above. A form to use to give notice of withdrawal is available by calling BNY at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Any investor who properly withdraws its request to tender its entire Interest will become a shareholder of A&Q Masters Fund upon the consummation of the Reorganization. However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming that any notice of withdrawal is received by BNY. If you fail to confirm receipt of a notice of withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.
6.     Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement, including in respect of any Incentive Allocation, have been made.
Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above). In either case, payment to a tendering investor whose tender is accepted will be made within approximately seven business days after the Expiration Date and will consist of one or two promissory notes. The promissory notes will be held for the investors by BNY, will not be transferable, and will be payable in cash in the manner set forth below.
Investors Tendering Their Entire Interest. An investor that tenders its entire Interest will receive two promissory notes. The first promissory note (the "95% Note") will be in an amount equal to approximately 95% of the unaudited net asset value of the investor's Interest (determined as of the Valuation Date). The 95% Note will be paid in one or more payments, without interest, from certain potential sources, including cash on hand and, in particular, the proceeds of withdrawals and redemptions from underlying investment funds. The Fund expects that full payment of the 95% Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the 95% Note.
Each investor that tenders its entire Interest will also receive a promissory note (the "Contingent Payment Note") that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for calendar year 2015, over (b) the amount of the 95% Note. An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2015. It is anticipated that the audit of the Fund's financial statements for calendar year 2015 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Contingent Payment Note will include interest, if any, earned on an amount, deposited by the Fund in a segregated custodial account, equal to approximately 5% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.
Investors Tendering a Portion of Their Interest. An investor that tenders for repurchase only a portion of the investor's Interest will receive a promissory note (the "Partial Tender Note") that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the tendered portion of the investor's Interest (determined as of the Valuation Date), subject to any extraordinary hold-back described below. The Partial Tender Note will be paid in one or more payments, without interest, from certain potential sources, including cash on hand and, in particular, the proceeds of withdrawals and redemptions from underlying investment funds. The Fund expects that full payment of the Partial Tender Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the Partial Tender Note.
Although it is not presently contemplated, the Fund has retained the option to hold back up to 5% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the Fund's remaining investors. Payment on any such separate promissory note would be made in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2015.
The Fund will deposit the amounts payable under all promissory notes (collectively, the "Notes") in separate accounts with BNY. All cash payments described above (together, the "Cash Payments") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services"), if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.
The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from certain potential sources, including cash on hand and, in particular, the proceeds of withdrawals and redemptions from underlying investment funds. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors.
7.     Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open—but in no event beyond December 31, 2015, the closing date of the Reorganization—and will promptly notify investors.
The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over‑the‑counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least three business days following the waiver and investors will be notified of this occurrence.
8.     Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are: Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Hedge Fund Solutions LLC, 677 Washington Boulevard, Stamford, Connecticut 06901. Mr. Feldberg is an "interested person" (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.
During the past 60 days, there were no transactions involving the Interests that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser.
The Adviser is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.
Fund Reorganization. As noted earlier in this Offer to Purchase, as well as the cover letter thereto, the Board has approved the reorganization of the Fund with and into A&Q Masters Fund ("Masters"). Masters, like the Fund, is a closed-end, non-diversified management investment company structured as a "fund of funds." UBS Hedge Fund Solutions LLC is the investment adviser to both the Fund and Masters.
You will receive shortly in the mail a Prospectus/Information Statement, which contains information about Masters, the Reorganization and the potential benefits thereof to investors. The Board has concluded that the Reorganization is in the best interests of the Fund. In reaching this conclusion, the Board considered certain information provided by the Adviser, as described in Prospectus/Information Statement, including, but not limited to:
•	The Fund and Masters have substantially similar investment objectives and similar, although not identical, investment management policies.
•	The investment policies, practices and limitations (and the related risks) of the Fund and Masters are similar.
•	Masters has a better performance record than that of the Fund—it has outperformed the Fund for the one-, three-, five- and ten-year periods ended March 31, 2015, and since their respective inceptions.
•	Each of the Fund and Masters pay the same aggregate asset-based fee rates to the Adviser.
•
Masters has, and is expected after the consummation of the Reorganization to continue to have, a lower direct annual expense ratio (which does not include "Acquired Fund Fees and Expenses"1) than the Fund, taking into account Masters' perpetual expense cap.[2] Based on the fees and expenses of the Fund as of its fiscal year ended December 31, 2014, and of Masters as of its fiscal year ended March 31, 2015, however, Masters currently has, and is expected after the consummation of the Reorganization to have, a higher total expense ratio (which includes fees not directly borne by investors, such as "Acquired Fund Fees and Expenses") than the Fund.

•	As of October 31, 2015, Masters and the Fund had net assets of approximately $140.7 million and approximately $55 million, respectively.
•
After the consummation of the Reorganization, the Adviser will serve as the investment adviser to the combined fund, and the members of Masters' portfolio management team will serve in such roles on behalf of the combined fund.

While the Reorganization is expected to constitute a taxable transaction for federal income tax purposes, tendering your Interests for repurchase by the Fund in connection with this Offer also would be a taxable event. As a result, the tax consequences to Fund investors are expected to be substantially similar, regardless of whether Fund investors become shareholders of Masters pursuant to the Reorganization, or choose to tender their Interests for repurchase in connection with this Offer. However, as discussed further below, items of Fund ordinary income and/or capital gain (including short-term capital gain), or deductions, ordinary losses and/or capital losses, may be specially allocated, under the LLC Agreement, to a tendering investor upon the repurchase of its Interests, to the extent the tendering investor's liquidating distribution would otherwise exceed, or be less than, its adjusted tax basis in its Interests.
The Reorganization is expected to occur after the close of business on December 31, 2015—for the avoidance of doubt, after the repurchase of the Fund's Interests that occurs pursuant to this tender offer—at which time the Fund will transfer all of its remaining assets to Masters in exchange solely for shares of beneficial interest of Masters and the assumption by Masters of the Fund's stated liabilities. Upon the consummation of the Reorganization, the Fund will cease to exist by operation of law.
Masters has elected, and intends to continue, to be treated as a "regulated investment company" (a "RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended. Accordingly, for U.S. federal income tax purposes, the investors in the Fund (which is classified as a partnership for federal income tax purposes) that do not tender their entire Interest for repurchase pursuant to the Offer will become shareholders of a RIC upon the consummation of the Reorganization.

1  Investors do not directly bear "Acquired Fund Fees and Expenses," which consist of the fees and expenses of the underlying investment funds in which the Fund and Masters invest. Additionally, the performance records of the Fund and Masters reflect these fees and expenses.
2  As more fully described in the Prospectus/Information Statement, the Adviser has entered into an "Expense Limitation and Reimbursement Agreement" with Masters whereby the Adviser has agreed to limit in perpetuity the amount of "Specified Expenses" (as described below) borne by Masters to an amount not to exceed 1.62% per annum of Masters' net assets (the "Expense Cap") (computed and applied on a monthly basis). "Specified Expenses" is defined to include all expenses incurred in the business of Masters, provided that the following expenses are excluded from the definition of Specified Expenses: (i) Masters' incentive fee, (ii) fees of the underlying investment funds in which Masters invests and (iii) extraordinary expenses.
The Reorganization does not require investor approval, and you will not be asked to vote.
Each investor hereby is given notice of the Reorganization, and hereby is afforded an opportunity, prior to the consummation of the Reorganization, to tender its entire Interest to the Fund for repurchase in accordance with the procedures described herein. Investors who do not tender their entire Interest will become shareholders of Masters upon the consummation of the Reorganization.

Please carefully review the Prospectus/Information Statement, which you will receive shortly in the mail. The Prospectus/Information
 Statement contains more detailed information regarding the Reorganization,
Masters and its investment program, risks, fees, expenses and performance, and the potential benefits of the Reorganization to investors in the Fund.

Amendment of the LLC Agreement. The Fund notified investors in its offer to purchase, dated March 20, 2015, of its intention to amend the LLC Agreement, as permitted by Section 8.1(a) thereunder, to provide that the consent of investors is not required to approve a merger of the Fund. Investors were: (i) provided with the text of the proposed amendment; (ii) notified that the adoption of such an amendment by the Fund did not require the consent of investors under the LLC Agreement; and (iii) afforded an opportunity at that time to tender their Interests to the Fund for repurchase.
The aforesaid amendment was adopted by the Board on October 26, 2015.
9.     Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.
An investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the 95% Note and the Contingent Payment Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Notes. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund. Interest on the Contingent Payment Note is taxable to a tendering investor receiving such Note under such investor's method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. Further, a tendering investor may recognize some amount of ordinary income if the Fund or an underlying fund makes or has made an election to mark-to-market its assets under applicable tax rules. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Partial Tender Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor's adjusted tax basis in its Interest.
If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.
It is expected that the Reorganization (specifically, the exchange of the remaining assets of the Fund (other than cash) for shares of Masters and the assumption by Masters of the Fund's stated liabilities) will be a taxable exchange for U.S. federal income tax purposes. As a result, it is expected that gain or loss will be recognized by the Fund in the Reorganization. Further, as described in the Prospectus/Information Statement, the Adviser expects that some portion of the Fund's underlying investments will be redeemed in taxable transactions prior to the Valuation Date. Accordingly, it is anticipated that, as a result of such redemptions, as well as the Reorganization, substantially all of the gain or loss inherent in the Fund's underlying investments will be recognized in the Fund's final taxable year ending on the Valuation Date. Any such gain or loss recognized by the Fund (regardless of whether such gain or loss is from transactions prior to the Reorganization or from the Reorganization itself) will be allocated to the investors in the Fund (including those whose Interests are repurchased pursuant to the Offer) in accordance with the LLC Agreement. Any such gain or loss (as determined for federal income tax purposes) must be taken into account by all investors in the Fund when determining their taxable income or loss, and will result in corresponding adjustments to their respective bases in their Interests.
The Board may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Board may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.
10.     Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests. These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.
Notwithstanding any other provision or statement in any offering document of the Fund (including the Investor Application Form, the Confidential Memorandum and the LLC Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.
11.     Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BNY at the address and phone number set forth on page 2 or from the SEC's website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.